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                           March 30, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

       Venus Acquisition Corp

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed February 11,
2022
                                                            File No. 333-257518

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-4 filed February 11, 2022

       Cover Page

   1. Please revise the following statements to remove any implication that you may have some type of ownership over
the VIE (emphasis added):

                                                              "Pursuant to the
Business Combination Agreement, VIYI will merge with Venus
                                                            Merger Sub and VIYI
will survive the merger as a wholly-owned subsidiary of Venus and continue its
business operations through its variable interest entity, or VIE,
                                                            Shenzhen Yitian"
(cover page);
 Yanming Liu
FirstName  LastNameYanming
Venus Acquisition CorporationLiu
Comapany
March      NameVenus Acquisition Corporation
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
                "VIYI controls and receives the economic benefits of Shenzhen
Yitian   s business
              operations through certain contractual arrangements in lieu of direct equity ownership
              by VIYI   s wholly owned foreign entity" (cover page);
                "As such, Shenzhen Yitian (from December 24, 2020) is controlled through contractual agreements in lieu of direct equity ownership by VIYI s WFOE or any of its subsidiaries (page 13);
                "The VIE Agreements are less effective than direct ownership and VIYI may incur substantial costs to enforce the VIE Agreements" (page 15);
                "Assuming the Business Combination with VIYI is consummated, the corporate structure described above, including ownership and control of our VIE entities will remain the same (page 16); and
                "VIYI's PRC subsidiaries VIE" (page 17).

         Make similar revisions throughout your filing.
2. On the cover page, you state that VIYI may not be able to exert effective control over the VIEs. Please revise to clarify whether there are multiple VIEs.
3. We note the following statement: "After the completion of the Business Combination,
         VIYI will continue conducting its business operations through Shenzhen Yitian and will continue to control and receive economic benefits from Shenzhen Yitian and its subsidiary through a series of contractual arrangements and VIYI will continue to be the primary beneficiary of the VIE." Please revise this statement so that references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
         Additionally, your disclosure should clarify that you are the primary beneficiary of the
         VIE for accounting purposes. Make similar revisions throughout your filing.
4. Please revise the cover page to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your cover page disclosure should explicitly acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.
5. Please revise the cover page to also add that the legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China could
         hinder your ability to offer or continue to offer securities to investors.
6. We note that you discuss the Holding Foreign Companies Accountable Act on the cover page. Please revise the cover page to also discuss how the
Accelerating
         Holding Companies Accountable Act would impact you if signed into law. Please also provide specific cross-references to your risks factor discussing the Holding Companies
 Yanming Liu
FirstName  LastNameYanming
Venus Acquisition CorporationLiu
Comapany
March      NameVenus Acquisition Corporation
       30, 2022
March3 30, 2022 Page 3
Page
FirstName LastName
         Accountable Act and Accelerating Holding Companies Accountable Act.
7. We note your cover page disclosure relating to transfers of cash. Please also revise to clarify whether transfers, dividends, or distributions have been made between subsidiaries, and if there are any limitations on the ability to transfer cash between subsidiaries.
         Additionally, disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describes these policies and procedures (for example, disclose whether you have a policy addressing how a company handles any limitations on cash transfers due to PRC laws and regulations). Lastly, please ensure you provide a specific cross-reference to your consolidated financial statements. Where appropriate, please make similar revisions to your prospectus summary discussion of transfers of cash.
Cautionary Note Regarding Forward-Looking Statements, page iv

8. Please add a discussion here and a risk factor highlighting risks related to projections, including disclosure of whether the 2021 projections were met. Summary of the Proxy Statement/Prospectus, page 11

9. On page 12, you note that Venus has until February 11, 2022 to consummate a business combination unless extended. Please revise to clarify whether the date by which to consummate the business combination was extended. Additionally, if the date was extended, please revise to disclose the terms of the loan received from the Sponsor.
10. On page 13, you include a diagram of your corporate structure. When describing a VIE relationship on this diagram, please only used dashed lines without arrows. Additionally, please identify the persons or entities that own the equity interests in the VIE. Lastly, disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. For additional guidance, consider
         Sample Comment 5 of our Sample Letter to China-Based Companies. Effects of PRC foreign exchange regulations on VIYI's ability to transfer assets..., page 17

11. We note your discussion of SAFE approval. Please revise to clarify whether SAFE approval is required to use cash owed to subsidiaries of VIYI pursuant to contracts if that use is outside of China.
Regulatory Approvals, page 23

12. Please identify PRC counsel in each instance where you reference the opinion of PRC counsel, or advise. For example, please revise to identify PRC counsel here: "From a
         listing eligibility perspective, in the opinion of VIYI   s PRC
counsel, VIYI is currently not
         required to obtain approval from the CSRC . . . ."
 Yanming Liu
FirstName  LastNameYanming
Venus Acquisition CorporationLiu
Comapany
March      NameVenus Acquisition Corporation
       30, 2022
March4 30, 2022 Page 4
Page
FirstName LastName
Summary Risk Factors, page 25

13. For each China-based issuer risk factor summarized here, please revise to provide a specific cross-reference to the risk factor.
Summary of Financial Information of VIYI, page 27

14. Please revise each heading for the tables that show the financial position, cash flows, and results of operations for VIYI, the VIE, and subsidiaries in China as of December 31,
         2019 and December 31, 2020 to "consolidating" instead of
"consolidated".
15. Please revise the column labeled "Other subsidiaries in PRC" to eliminate the reference to
         "Other". In this regard, this column should represent the subsidiaries in the PRC that you have an equity ownership interest. There is no "Other".
16. Please add footnote disclosures to explain the nature of the financial statement line items that do not appear in your consolidated financial statements. For example, provide a description for what the balances reported in the "Due from VIE" and "Due to VIE" line items represent. The disclosures should describe the terms and explain how the amounts are derived. Your disclosures should clarify how these items are a result of the VIE structure and indicate whether the Due from/to VIE are ever settled. In addition, please provide a summary of how the "Income from subsidiary" and "Income from VIE" are derived. Consider disclosing how each entity in the consolidating table is accounting (i.e., equity method) for their interest downstream. Clarify in your disclosures that the "Income from subsidiary" represents a flow through of the "Income from VIE". That is, the disclosure should clearly display that all the income from subsidiaries are derived from the
         VIE, if true.
17. Please add a footnote disclosure that clearly explains the shift in operating activity from the VIE to the subsidiaries that occurs in 2021. This disclosure should explain the reasons for the shift including why the VIE had originally been utilized instead of an equity ownership interest. Finally, indicate what operations remain in the VIE and its importance to the total entity.
Risk Factors
Failure to maintain adequate financial, information technology and management processes..., page 38

18. Please ensure you update this risk factor for the fiscal year ended December 31, 2021.
VIYI's business may be materially and adversely affected by the effects of natural disasters..., page 45

19.      You state here that the COVID-19 pandemic may materially adversely
affect VIYI   s
         business, financial condition and results of operations in 2021. Please revise to disclose the actual impact on operations and financial condition in 2021. Yanming Liu
Venus Acquisition Corporation
March 30, 2022
Page 5
VIYI may be liable for improper use or appropriation of personal information..., page 47

20. We note that you discuss the draft CAC measures here and elsewhere. Please update your disclosures in light of the new CAC measures that were issued on January 4, 2022 and took effect on February 15, 2022. Generally, please ensure that your discussion of PRC laws, rules and regulations is current. Additionally, with respect to your discussion of the impact of CAC measures, please revise to explain how this oversight would impact your business if you were to become subject to CAC oversight.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2020, Compared to the Nine Months Ended September 30,
2021, page 140

21. You disclose that for this period VIYI offered lower prices for its CPA services during the first half of 2020 to offset some impact that the outbreak of COVID-19 has caused for
      VIYI   s customers. Please revise to quantify the impact of this price change.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameYanming Liu
                                                            Division of
Corporation Finance
Comapany NameVenus Acquisition Corporation
                                                            Office of
Technology
March 30, 2022 Page 5
cc:       Bill Huo, Esq.
FirstName LastName